

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

<u>Via E-Mail</u>
Mr. Craig R. Smith
Chief Executive Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

   **Re: Owens & Minor, Inc.
     Form 10-K for the Year Ended December 31, 2012
     Filed February 22, 2013
     File No. 001-09810**

Dear Mr. Smith:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Mining